McELROY, DEUTSCH, MULVANEY & CARPENTER, LLP
ATTORNEYS AT LAW

1617 JOHN F. KENNEDY BOULEVARD
SUITE 1500
PHILADELPHIA, PA 19103-1815
(215) 557-2900
FACSIMILE (215) 557-2990/2991

9

FRANK B. BALDWIN
Direct Dial: (215) 557-2941
fbaldwin@mdmc-law.com

SEC Mail
Mail Processing
Section
OCT 20 2008
Washington, DC
106

October 17, 2008

VIA FEDERAL EXPRESS

Public Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Singer Financial Corp.**
Offering Circular on Form 1-A
File No. 024-10211
Filed May 30, 2008

Ladies and Gentlemen:

In response to comments raised by the several state securities commissions and by the United States Securities and Exchange Commission with respect to the proposed offering by Singer Financial Corp. of $4,800,000 of its Subordinated Investment Certificates, referred to above, I enclose the following:

Six copies of a Revised Regulation A Offering Statement (dated October 14, 2008), marked to show changes made in our filing of July 23, 2008

Six clean copies of the Revised Regulation A Offering Statement

Included in the Exhibits to the Offering Statements is a revised opinion of counsel. A signed copy of the opinion is also enclosed.

We have responded to your comment no. 2 by clarifying the statements in the Offering Statement with respect to interest rates. There is no fixed formula by which lending rates to borrowers are set (see page 11), but the rates payable to certificate holders are based on the formula stated on page 18.

With respect to your comment no. 3:

CF1-00185537

McElroy, Deutsch , Mulvaney & Carpenter, LLP

Page 2

a. We have revised the Offering Statement to be more explicit concerning the loan portfolio (see page 11).
b. The following new language has been added to the Offering Statement (see page 12):

   None of the Company's loans exceeds 5% of the Company's net assets. The total amount of all loans in non-accrual status at December 31, 2007 was $1,229,575. These loans are secured by an aggregate of $5,919,000 in real estate collateral. In its history, because of its strong collateral position, the Company has always collected delinquent loans and has not experienced a material loss on any material loan. Management believes that the Company's collateral holdings justify its expectation that there will be no material loss in the future on loans in default.
c. The Company is operating in an economic environment where other lenders are suffering losses on loans and are subject to increased regulatory surveillance. The Company does not anticipate any material adverse effect from these conditions.

We have made the changes on the signature page and the legality opinion which you have suggested.

Very truly yours,

Frank B. Baldwin

Frank B. Baldwin

Copy to: Mr. Paul Singer (without enclosures)

CF1-00185538